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                                                            Exhibit 99j


                              [Zenith Letterhead]

                                 _______, 1999

Dear Zenith Security Holder:

     Enclosed are several documents related to our planned financial and operational restructuring. We are asking holders of our subordinated debt to vote whether to accept the terms of our proposed financial restructuring. If the financial restructuring is completed:

     . holders of our 6 1/4% Subordinated Debentures will receive approximately $386 of principal amount of new 6 1/4% debentures due 2010 for each $1,000 principal amount of old Subordinated Debentures they hold; and

     . holders of our Common Stock will not receive any distribution, because the Company does not have enough value for a distribution to equityholders under the restructuring.

     I realize that the enclosed documents are lengthy. We urge you to read them carefully, however, because they describe our planned restructuring. First, however, let me try to put our restructuring plan into perspective for you in a summary fashion.

Background of the Restructuring

     Our operations have historically included the design, development, manufacturing and marketing of video products (including color television sets and other consumer products), and related parts and accessories. Unfortunately, we have experienced severe financial difficulties for many years. We incurred losses in all but one of the years since 1985. In addition, we project that our 1998 cash flows will not be sufficient to meet all of our working capital requirements, scheduled cash debt service obligations and anticipated capital expenses.

     In light of our persistent losses, we have implemented various programs and initiatives designed to lower costs and increase profits. These programs and initiatives were financed primarily by LG Electronics, which, together with an affiliate, currently own approximately 56.5% of the Company's Common Stock. Despite these measures and the significant financial support provided by LG Electronics, we have not been able to generate sufficient revenues to support our continued business operations in the absence of a significant operational and financial restructuring.

The Restructuring Plan

     In May 1998, we announced that we were developing a long-term restructuring plan designed to enhance our long-term viability by reducing production costs and concentrating on areas in which we believe we can operate profitably. As a result of this operational restructuring, we will become a sales, distribution and technology company, and we will discontinue substantially all of our manufacturing operations and will outsource substantially all components and products.
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     We concluded that we cannot implement our operational restructuring with our current capital structure. Therefore, we developed a financial restructuring plan designed to reduce our total outstanding debt and annual interest payments. During 1998, we negotiated the terms of the restructuring with LG Electronics. The result of those negotiations is the transaction described in the enclosed documents.

     We believe that the restructuring is the best alternative for achieving a capital structure that is appropriate based on current industry conditions and our financial projections. A Special Committee of our Board of Directors composed of directors who are not officers or directors of LG Electronics or current officers of the Company has unanimously recommended the proposed restructuring to the complete Board of Directors of the Company. The Board of Directors has recommended that the holders of the subordinated debt and other impaired claims accept the restructuring. When LG Electronics and its affiliate took a majority stake in the Company, they acquired the right to designate six members of the Board of Directors. One of the members originally designated by LG Electronics is a member of the Special Committee. Since 1985, LGE has had the ability to elect all of the members of the Board of Directors by virtue of the ownership by LGE and its affiliate of over 50% of our common stock.

How to Vote on the Restructuring

     As described in the enclosed documents, we are asking holders of our subordinated debt to accept the restructuring.

To vote on the restructuring, each holder of subordinated debt should:
     (i) fill in the enclosed Ballot;
     (ii) check the box entitled "Accepts the Prepackaged Plan" or "Rejects the Prepackaged Plan;"
     (iii) sign the Ballot; and
     (iv) return the Ballot to the Solicitation Agent as directed in the enclosed disclosure statement.

     If you hold subordinated debentures in "street name" through a brokerage firm, bank, trust company or other sources, return the Ballot to the nominee as promptly as possible so that the nominee may complete a Master Ballot that will reflect your vote.

     All holders of our Common Stock are automatically deemed to reject the restructuring and do not file a Ballot.

Finalizing the Restructuring

     Once the voting period has ended, we will determine, based on the results of the voting, whether we can finalize the restructuring. If a majority of the numbers of holders of subordinated debt vote to accept the restructuring, and they hold 66 2/3% of the dollar amount of subordinated debt voted, each holder of subordinated debt will be deemed to have accepted the restructuring.

     If we receive enough votes in favor of the restructuring, we will seek to consummate the restructuring plan. If we do not receive enough votes to accept the restructuring from holders of the subordinated debt, we intend to seek the approval of the Bankruptcy Court to carry out the restructuring without such approval. If the Bankruptcy Court grants our request, holders of subordinated debt will receive no distribution and retain no property under the restructuring. While we believe that this treatment is permissible under the Bankruptcy Code, we recognize that arguments exist that certain caselaw would permit the Bankruptcy Court to reach a contrary conclusion.
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Alternatives to Restructuring

     If we do not receive the vote necessary to finalize the restructuring or the Bankruptcy Court does not permit us to carry out the restructuring, we will be forced to consider some unattractive alternatives, including a liquidation of our assets or development of an alternative restructuring plan. We believe that the current restructuring will minimize the disruption to our business and ultimately results in a larger distribution for creditors than would occur under our other alternatives.

In Conclusion

     Again, we urge you to read all the enclosed documents carefully and to follow the instructions for participating in the restructuring before the expiration date on _________________.

     We believe the restructuring provides the best alternative for creating a capital structure that is appropriate given our operational capabilities. We are nearing the end of a very lengthy process that is the most likely of the alternatives to result in a stronger and well-positioned Company with manageable debt obligations. As we work toward completing the restructuring, we thank you for your continued support.

                                       Sincerely,


                                       Jeffrey P. Gannon
                                       President and Chief Executive Officer